Exhibit 99.31

GRANDE WEST AWARDED REGION OF WATERLOO CONTRACT

AND DELIVERS THIRTY-FOUR CNG BUSES

Vancouver, British Columbia – Grande West Transportation Group Inc. (TSXV: BUS) (OTC PINK: GWTNF) (FRA: 6LG) – October 8, 2020: (“Grande West” or the “Company”), a Canadian manufacturer of mid-sized multi-purpose transit vehicles for sale in Canada and the United States, announces that it has received a purchase order from the Region of Waterloo.

The Region of Waterloo’s Grand River Transit Administration has ordered four Vicinity buses for a total purchase of approximately $2,000,000. The buses will be delivered in the second half of 2021.

The Company is also pleased to announce it has completed the delivery of 34 compressed natural gas (“CNG”) Vicinity bus order. The new Vicinity CNG buses reduce greenhouse gas emissions and align with the Company’s efforts to provide environmentally friendly transportation options. The benefits of CNG technology are both environmental and economic, with reductions in tailpipe emissions and operational costs.

“Grande West is proud to be part of reducing harmful emissions and making a positive environmental impact with a greener choice by offering CNG powered Vicinity Buses. We’re constantly striving for cleaner and greener options to help transit reduce its overall greenhouse gas footprint,” stated William Trainer, President and CEO of Grande West.

The 34 bus order was delivered during the second and third quarter reporting periods.

Grande West now has over 500 Vicinity buses in operation throughout across Canada and the United States.

About Grande West Transportation Group

Grande West Transportation is a Canadian company that designs and engineers mid-size multi-purpose transit vehicles for public and commercial enterprises. Grande West utilizes world class manufacturing partners to produce the Purpose-Built Vicinity bus available in clean diesel, gas and CNG drive systems. An electric propulsion drive system is currently under development.

The Company has been successful in supplying Canadian municipal transportation agencies and private operators with new buses. Grande West is compliant to Buy America certification, and along with Alliance Bus Group, its exclusive US distributor, they are actively pursuing opportunities in public and private transit fleet operations that would benefit from Grande West’s vehicles.

www.grandewest.com

For investor relations please contact:

Paradox Public Relations Inc.

Karl Mansour

Managing Director

Ph: (514) 341-0408 or 1-866-460-0408

IR@grandewest.com

Grande West Transportation

John LaGourgue

VP Corporate Development

Ph: 604-288-8043

IR@grandewest.com

Neither the TSX-V nor its Regulation Service Provider (as that term is defined in the policies of the TSX-V) accepts responsibility for the adequacy or accuracy of this release.

Cautionary Note Regarding Forward-Looking Statements

This press release includes certain “forward-looking information” and “forward-looking statements” (collectively “forward-looking statements”) within the meaning of applicable Canadian securities legislation. All statements, other than statements of historical fact, included herein, including without limitation, statements regarding the use of proceeds from the Private Placement, are forward-looking statements. Forward-looking statements are frequently, but not always, identified by words such as “expects”, “anticipates”, “believes”, “intends”, “estimates”, “potential”, “possible”, and similar expressions, or statements that events, conditions, or results “will”, “may”, “could”, or “should” occur or be achieved. Forward-looking statements involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements.

Important factors that could cause actual results to differ materially from Grande West’s expectations include uncertainties relating to the receipt of final approval from the TSX-V; and other risk and uncertainties disclosed in Grande West’s reports and documents filed with applicable securities regulatory authorities from time to time. Grande West’s forward-looking statements reflect the beliefs, opinions and projections on the date the statements are made. Grande West assumes no obligation to update the forward-looking statements or beliefs, opinions, projections, or other factors, should they change, except as required by law.

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